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    WORLD MONITOR TRUST--
    SERIES C

    MONTHLY REPORT/
    DECEMBER 29, 2000

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WORLD MONITOR TRUST--SERIES C
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Dear Interest Holder:
Enclosed is the report for the period from November 25, 2000 to December 29, 2000 for the World Monitor Trust--Series C ('Series C'). The net asset value of an interest as of December 29, 2000 was $93.30, an increase of 22.89% from the November 24, 2000 value of $75.92. The year-to-date return for Series C was a decrease of 2.79% as of December 29, 2000. Additionally, the return for the quarterly period from September 30, 2000 to December 29, 2000 was an increase of 36.88%.

Quarterly Market Overview

In the final quarter of 2000, U.S. economic growth slowed appreciably from its rapid pace during the first three quarters. The fourth quarter evidenced a decrease in aggregate demand, a slowdown in industrial production and employment rates, and a gradual increase in inflation rates. Consumer prices, as measured by the CPI, rose considerably due to a sizeable increase in natural gas prices and an increase in core inflation. On average, economic expansion in industrial countries other than the U.S. slowed significantly during the fourth quarter as well. Additionally, in the fourth quarter, economic activity appeared to have decelerated in many developing countries.

In equity markets, mixed reports on corporate earnings together with indications of slower growth in U.S. economic activity and uncertainty regarding energy prices contributed to volatile markets and a sharp drop in equity prices throughout the quarter. Technology stocks, in particular, came under severe downward pressure from the slowdown in corporate earnings.

Negative equity performance throughout the quarter and mounting fear of a global economic slowdown contributed to a bond market rally as investors continued their flight to quality from the stock market. Prices of long- and short-term interest rate instruments rose as signs of a weakening economy raised expectations that the U.S. Federal Reserve would initiate interest rate cuts. European debt instruments rallied amid speculation that the European Central Bank and other Central Banks in Europe would match any interest rate cut by the U.S. Federal Reserve. The recent strength of the euro further helped support this rally. Japanese government bonds reached an 18-month high in November in response to a decline in equity markets. In addition, the Bank of Japan succumbed to pressure from the Liberal Democratic Party to cut interest rates, further boosting bond prices.

In currency markets, the U.S. dollar moved up slightly against the euro and other currencies early in the quarter, but the release of weaker than expected U.S. economic data mid-quarter reversed this trend. The rapid decline in the U.S. economy relative to Europe contributed to the weakening of the U.S. dollar, which ended the year sharply lower against most major European currencies. Political and economic uncertainty in Japan continued to support the U.S. dollar against the Japanese yen. Consequently, the dollar ended the year up versus the yen, which fell to a sixteen month low against the dollar.

The fourth quarter saw a volatile energy market with natural gas prices reaching record highs while crude oil prices fell precipitously. Recent below average temperatures in the Midwestern and Northern United States coupled with historically low inventory levels contributed to the sharp spike in natural gas prices. The resumption of Iraqi crude oil exports helped reduce supply concerns and crude prices declined.

Soybean markets rallied sharply in November following a decision by the European Union to ban meat based animal feed, which was expected to boost demand for soybean meal. Germany, France and Italy were the first nations to adopt the ban in order to contain the spread of Bovine Spongiform Encephalopathy, otherwise known as 'mad-cow disease'.

Quarterly Performance of Series C

The following is a summary of performance for the major sectors in which Series C traded:

Financial (+): Mounting fears of a global economic slowdown drove prices of interest rate instruments higher. Gains resulted from long positions in U.S. Treasury notes and bonds, eurobonds and Japanese Government bonds.

Energy (+): Energy prices were mostly high during the fourth quarter led by a surge in natural gas prices in December as low supplies were strained by unusually cold temperatures in the U.S. Long natural gas positions resulted in gains.

Currency (+): Short Japanese yen positions resulted in gains as the yen dropped to new lows against the U.S. dollar in November and December due to concerns regarding Japan's economic instability.

Index (-): Most major indices ended the quarter lower due to slowing U.S. and global economies and lower than expected corporate earnings. Long positions in the European DAX Index, S&P 500 Index and Nikkei Dow resulted in losses.

The actual net asset value per interest as of December 31, 2000 was $93.28. The estimated net asset value per interest as of January 26, 2001 was $91.61. Past performance is not necessarily indicative of future results.

Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,

          /s/ Eleanor L. Thomas
          -----------------------
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
--------------------------------------------------------
For the period from November 25, 2000 to
  December 29, 2000
Revenues:
Realized gain on commodity transactions....   $1,375,778
Change in unrealized commodity positions...      494,324
Interest income............................       55,156
                                              ----------
                                               1,925,258
                                              ----------
Expenses:
Commissions................................       69,200
Management fee.............................       17,948
                                              ----------
                                                  87,148
                                              ----------
Net gain...................................   $1,838,110
                                              ----------
                                              ----------

STATEMENT OF CHANGES IN NET ASSET VALUE
-----------------------------------------------------------
For the period from November 25, 2000 to
  December 29, 2000
                                                     Per
                                        Total      Interest
                                      ----------   --------
Net asset value at beginning
  of period (106,755.584
  interests)........................  $8,105,137    $ 75.92
Net gain............................   1,838,110
Redemptions.........................    (205,255)
                                      ----------
Net asset value at end of
  period (104,374.013 interests)....  $9,737,922      93.30
                                      ----------
                                      ----------
                                                   --------
Change in net asset
  value per interest............................    $ 17.38
                                                   --------
                                                   --------
Percentage change...............................      22.89%
                                                   --------
                                                   --------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series C is accurate and complete.

                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                                /s/ Barbara J. Brooks
                                ----------------------
                                by: Barbara J. Brooks
                               Chief Financial Officer